UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 7, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

PRESS RELEASE

Bladex Announces the Successful Closing of 3.5 Years Syndicated Loan

Panama City, Republic of Panama, May 7, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today the closing of a US$250 million three and a half year syndicated loan structured and placed globally through Bank of Tokyo Mitsubishi UFJ and Standard Chartered Bank.

Mr. Christopher Schech, Executive Vice President, Chief Financial Officer for Bladex, commented, “We are very pleased to announce the completion of yet another successful global syndication, placing $250MM in global markets with a tenor of 3.5 years in support of our medium-term lending activities. The transaction was led by The Bank of Tokyo Mitsubishi UFJ and Standard Chartered Bank. The professional expertise and client coverage of these two leading banks were key drivers for the successful execution of this transaction, which was widely oversubscribed. In this occasion, we were pleased to see the participation of several of our long-time partners, and we also welcomed a significant number of first time investors, further reinforcing the presence of our franchise in different geographies and markets. We would like to thank all of them for their trust in our Bank, and their commitment to the Latin American and Caribbean Region, which Bladex has been proudly supporting for more than three decades.”

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama
Mr. Christopher Schech, Chief Financial Officer
Tel.: (507) 210-8630, E-mail: cschech@bladex.com